UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Consulting Agreements

On June 15, 2024, Primech Holdings Ltd (the “Company”) entered into a consulting agreement (the “Jolly Consulting Agreement”) with Jolly Good River Group Limited (“Consultant A”), whereby the Consultant A was engaged by the Company as a business consultant. In return for the services rendered by Consultant A, the Company will issue to Consultant A 1,500,000 ordinary shares of the Company.

On the same day, the Company entered into a consulting agreement (the “Emmet Consulting Agreement”) with Emmet International Ltd (“Consultant B”), whereby Consultant B was engaged by the Company as a business consultant. In return for the services rendered by Consultant B, the Company will issue to Consultant B 1,000,000 ordinary shares of the Company.

The description of the Jolly Consulting Agreement and the Emmet Consulting Agreement set forth above are qualified in its entirety by reference to the full text of the Jolly Consulting Agreement and the Emmet Consulting Agreement, which are attached hereto as Exhibits 10.1 and 10.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: June 18, 2024	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting Agreement, dated June 15, 2024, by and between Primech Holdings Ltd. and Jolly Good River Group Limited.
10.2	Consulting Agreement, dated June 15, 2024, by and between Primech Holdings Ltd. and Emmet International Ltd.

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